                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                                   (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b)and(c)AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2(b)
                             (Amendment No. ________)(1)

                         ChromaVision Medical Systems, Inc.
                                  (Name of Issuer)

                       Common Stock, $.01 par value per share
                           (Title of Class of Securities)

                                    17111P 10 4
                                   (CUSIP Number)
















(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 17111P 10 4              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Leaders L.P. 51-0337605

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     689,720

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                689,720

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     689,720

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.0%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP NO. 17111P 10 4              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Leaders Offshore C.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     689,720

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                689,720

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     689,720

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.0%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP NO. 17111P 10 4              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Leaders Management L.P.  51-033B641

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     689,720

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                689,720

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     689,720

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.0%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP NO. 17111P 10 4              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Leaders II L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     734,887

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                734,887

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     734,887

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP NO. 17111P 10 4              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Leaders II Offshore C.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     734,887

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                734,887

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     734,887

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP NO. 17111P 10 4              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Technology Leaders II Management L.P. 23-2787138

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     734,887

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                734,887

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     734,887

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

12.  TYPE OF REPORTING PERSON*

     PN

Item 1 (a)     Name of Issuer:

ChromaVision Medical Systems, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:

33171 Paseo Cervesa
San Juan Capistrano, CA  92675

Item 2 (a)     Name of Person Filing:

(1)  Technology Leaders L.P.
(2)  Technology Leaders Offshore C.V.
(3)  Technology Leaders Management L.P.
(4)  Technology Leaders II L.P.
(5)  Technology Leaders II Offshore C.V.
(6)  Technology Leaders II Management L.P.

Item 2 (b)  Address of Principal Business Office:

(1)(3)(4)(6)   800 The Safeguard Building
               435 Devon Park Drive
               Wayne, PA 19087-1945

(2) (5)        c/o ABN Trustcompany (Curacao) N.V.
               P. O. Box 224
               15 Pietermaai
               Curacao, Netherland Antilles

Item 2 (c)  Citizenship:

(1)  Delaware limited partnership
(2)  Netherland Antilles limited partnership
(3)  Delaware limited partnership
(4)  Delaware limited partnership
(5)  Netherland Antilles limited partnership
(6)  Delaware limited partnership

Item 2 (d)  Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2 (e)  CUSIP Number:

17111P 10 4

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

     (a) / / Broker or dealer registered under Section 15 of the Act.

     (b)  /  / Bank as defined in Section 3(a)(6) of the Act.

     (c) / / Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.

     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 13d-1(b)(1)(ii)(F).

     (g)  /  / Parent Holding Company, in accordance with Rule
               13d-1(b)(ii)(G); see Item 7.

     (h)  /  / Group, in accordance with Rule 13d-
               1(b)(1)(ii)(H).

Not applicable

Item 4    Ownership:

(a)  Amount Beneficially Owned:

     (1)(2)(3) 689,720 shares
     (4)(5)(6) 734,887 shares

(b)  Percent of Class:

     (1)(2)(3) 4.0%
     (4)(5)(6) 4.3%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:

           0

     (ii)  shared power to vote or to direct the vote:

           (1)(2)(3)    689,720
           (4)(5)(6)    734,887

     (iii) sole power to dispose or to direct the disposition of:

           0

     (iv)  shared power to dispose or to direct the disposition of:

           (1)(2)(3)    689,720
           (4)(5)(6)    734,887


Technology Leaders Management L.P. is the sole general partner of Technology Leaders L.P.("TLLP") and a co-general partner of Technology Leaders Offshore C.V. ("TLO"). TLLP and TLO are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TLLP is the record holder of 322,030 shares. TLO is the record holder of 367,690 shares.

Technology Leaders Management L.P. has sole authority and responsibility for all investment, voting and disposition decisions for TLLP and TLO, which powers are exercised through its ten person executive committee, by whose decisions the general partners have agreed to be bound. TLLP, TLO and Technology Leaders Management L.P. disclaim beneficial ownership of the shares beneficially owned by Technology Leaders II L.P., Technology Leaders II Offshore C.V. and Techology Leaders II Management L.P.

Technology Leaders II Management L.P. is the sole general partner of Technology Leaders II L.P. ("TL II") and a co-general partner of Technology Leaders Offshore C.V. ("TLO II"). TL II and TLO II are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL II is the record holder of 409,552 shares and TLO II is the record holder of 325,335 shares. Technology Leaders Management II L.P. has sole authority and responsibility for all investment, voting and disposition decisions for Technology Leaders II, which powers are exercised through its ten person executive committee, by whose decisions the general partners have agreed to be bound. TL II, TLO II and Technology Leaders II Management L.P. disclaim beneficial ownership of the shares beneficially owned by TLLP, TLO and Technology Leaders Management L.P.

The membership of the executive committee of each of Technology Leaders Management L.P. and Technology Leaders II Management L.P. currently is the same.


Item 5    Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8    Identification and Classification of Members of the Group:

Technology Leaders L.P., Technology Leaders Offshore C.V., Technology Leaders Management L.P., Technology Leaders II L.P., Technology Leaders II Offshore C.V., and Technology Leaders II Management L.P. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9    Notice of Dissolution of Group:

Not applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


                              TECHNOLOGY LEADERS L.P.
                              By Technology Leaders Management L.P.,
                              general partner

                              By:  /s/ Robert E. Keith, Jr.
                                   -----------------------------------
                                   Robert E. Keith Jr.
                                   President, Technology Leaders
                                   Management, Inc., a general partner
Dated:  February 6, 1998

                              TECHNOLOGY LEADERS OFFSHORE C.V.
                              By Technology Leaders Management L.P.,
                              co-general partner

                              By:  /s/ Robert E. Keith, Jr.
                                   -----------------------------------
                                   Robert E. Keith Jr.
                                   President, Technology Leaders
                                   Management, Inc., a general partner

Dated:  February 6, 1998

                              TECHNOLOGY LEADERS MANAGEMENT L.P.
                              By:  /s/ Robert E. Keith, Jr.
                                   -----------------------------------
                                   Robert E. Keith Jr.
                                   President, Technology Leaders
                                   Management, Inc., a general partner

Dated:  February 6, 1998

                              TECHNOLOGY LEADERS II L.P.
                              By Technology Leaders II Management L.P., general partner

                              By:  /s/ Robert E. Keith, Jr.
                                   -----------------------------------
                                   Robert E. Keith Jr.
                                   President, Technology Leaders
                                   Management, Inc., a general partner

Dated:  February 6, 1998

                              TECHNOLOGY LEADERS II OFFSHORE C.V.
                              By Technology Leaders II Management L.P., co-general partner

                              By:  /s/ Robert E. Keith, Jr.
                                   -----------------------------------
                                   Robert E. Keith Jr.
                                   President, Technology Leaders
                                   Management, Inc., a general partner

Dated:  February 6, 1998

                              TECHNOLOGY LEADERS II MANAGEMENT L.P.

                              By:  /s/ Robert E. Keith, Jr.
                                   -----------------------------------
                                   Robert E. Keith Jr.
                                   President, Technology Leaders
                                   Management, Inc., a general partner

Dated:  February 6, 1998